PINE VALLEY COMMISSIONS
COAL PREPARATION PLANT

VANCOUVER, BRITISH COLUMBIA, October 11, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it commenced commissioning of the Willow Creek coal preparation plant on Monday October 10, 2005.

The coal preparation plant will provide the Willow Creek Coal Mine with the capability of producing coking coal in addition to the low volatile pulverized coal injection (“PCI”) coal it currently produces. The coal preparation plant will also provide greater flexibility in producing a range of Coking and PCI coal products by targeting ash levels that differentiate its coal from competitors in the market.

The Company expects to commence mining its coking coal seams in late October and anticipates shipping trial cargoes of this coal to prospective long term customers over the next few months.

Pine Valley is completing the installation of coal mining, crushing, preparation and handling facilities that will support an annual mine production capacity of 2.2 million tonnes of product coal or greater. The coal preparation plant has an output capacity above that level and is designed such that additional increases can be achieved if appropriate. The Company expects the coal preparation plant to be operating at its design coal feed rate of 450 tonnes per hour by the end of October.

As reported previously, in order to achieve production levels of 2.2 million tonnes per annum, the Company will require an amendment to its mining permit. A permit amendment application was filed with the British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area, known as the mine “footprint,” utilized in the mining process. While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.